Notice of Annual Meeting of Shareholders

MEDICURE INC.
4-1200 Waverley Street
Winnipeg, Manitoba
R3T 0P4

NOTICE is hereby given that the Annual Meeting (the “Meeting”) of the shareholders of Medicure Inc. (the “Corporation”) will be held in Toronto, Ontario, at the TSX Broadcast Centre Gallery, 130 King Street West, Wednesday, October 11, 2006 at 4:30 p.m. (Toronto time) for the following purposes:

1.	to receive and consider the audited financial statements of the Corporation for the period ended May 31, 2006 together with the auditors’ report thereon;

2.	to elect five (5) directors for the ensuing year;

3.	to appoint KPMG LLP as the auditors for the ensuing year;

4.	to authorize the directors to fix the remuneration to be paid to the auditors;

5.	to transact such further or other business as may properly come before the meeting or any adjournment thereof.

Shareholders unable to attend the Meeting in person are requested to read the enclosed Proxy Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Corporation’s transfer agent, Computershare Trust Company of Canada, of 100 University Avenue, Toronto, Ontario, M5J 2Y1 at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

NOTES:

1.

Holders of common shares of the Corporation who are unable to be present personally at the Meeting are requested to sign and return, in the envelope provided for that purpose, the accompanying Proxy for use at the Meeting.

2.

Only holders of common shares of the Corporation of record at the close of business on August 14, 2006 (the “record date”) will be entitled to vote at the meeting except to the extent that a person has transferred any of his or her common shares of the Corporation after the record date and the transferee of such shares establishes proper ownership and requests not later than ten days before the Meeting that his or her name be included in the list of shareholders for the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting.

DATED at Winnipeg, Manitoba, this 14th day of August, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Derek G. Reimer”
_________________________________
Derek G. Reimer, CA,
CHIEF FINANCIAL OFFICER AND SECRETARY